SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

LOEWEN, STRONACH & CO.
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp. as at November 30, 2003 and the interim consolidated statements of loss and deficit and cash flows and for the three months ended November 30, 2003 and for the cumulative period from April 7, 1986 (inception) to November 30, 2003 from information provided by the Company’s management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC

January 6, 2004

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2003

(A Development Stage Company
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

	November 30	August 31
	2003	2003
	$	$
ASSETS
CURRENT ASSETS
Cash	58,792	47,928
Prepaid expenses and deposits	2,810	4,154
	61,602	52,082
PRE-DEVELOPMENT COSTS (Note 4)	762,242	762,042
CAPITAL ASSETS (Note 5)	571,333	604,282
	1,395,177	1,418,406

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	143,616	175,238
Loans payable (Note 8 a)	14,590	17,390
Obligation under capital leases (Note 6)	11,713	17,253
	169,919	209,881

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 7)	18,893,533	18,574,369
CONTRIBUTED SURPLUS	51,922	51,922
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	(17,720,197)	(17,417,766)
	1,225,258	1,208,525
	1,395,177	1,418,406

APPROVED BY THE DIRECTORS:

/signed/ART COWIE                Director

/signed/ANNE KENNEDY      Director

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED INTERIM STATEMENT OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

	April 7, 1986 (inception) to	Three months ended
	November 30 2003	November 30 2003	November 30 2002
	$	$	$

REVENUE
Sales	33,179	-	394
Interest income and miscellaneous	43,336	-	-
Gain on disposition of marketable securities	838,947	-	-
	915,462	-	394

EXPENSES
Advertising and promotion	3,164,896	25,641	367,286
Management fees	1,902,297	73,044	61,500
Professional and consulting fees	2,046,131	79,298	29,476
Investor relations	1,001,315	-	6,097
Travel and conferences	913,499	47,650	86,265
Internet services	746,184	-	42,574
Office and miscellaneous	744,482	10,512	15,466
Amortization	560,159	32,949	32,030
Office rent and services	475,651	19,184	16,580
Transfer agent and filing fees	305,630	13,310	1,164
Insurance	262,578	188	21,204
Financing fees	218,000	-	-
Finder fees	154,031	-	-
Interest and bank charges	141,045	1,824	1,011
Stock based compensation	51,922	-	-
Settlement agreement	40,000	-	-
Prizes	34,726	-	2,367
Fees and commissions	29,741	-	-
Interest on capital leases	26,329	706	2,860
Corporate capital tax	500	-	-
Foreign exchange loss (gain)	(15,515)	(1,875)	(5,116)
	12,803,601	302,431	680,764
Impairment write-down of pre-development costs
and investment	5,832,058	-	-
	18,635,659	302,431	680,764
LOSS	17,720,197	302,431	680,370
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE – beginning	-	17,417,766	12,799,808
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE – ending	17,720,197	17,720,197	13,480,178

Weighted average number of shares		85,414,191	53,709,121
Adjusted for Sept 8, 2003, 21 for 20 stock split (Note 7)
		-	3,993,531
		85,414,191	57,702,652

Loss per share		0.0036	0.0117

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

			Three months ended
		April 7, 1986 (inception) to
		November 30 2003	November 30 2003	November 30 2002
		$	$	$

OPERATING ACTIVITIES
	Loss	(17,720,197)	(302,431)	(680,370)
	Items not involving cash:
	Amortization	560,159	32,949	32,030
	Debt settled by issuance of private placements
	units	901,725	319,164	-
	Stock-based compensation	51,922	-	-
	Write-down of pre-development costs and
	investment	5,832,057	-	-
	Gain on disposition of marketable securities	(838,947)	-	-
	Loss on disposition of capital assets	14,032	-	-
		(11,199,249)	49,682	(680,340)
	Cash provided by changes in non-cash
	Working capital items:
	Shares subscription receivable	-	-	(115,673)
	Prepaid expenses and deposits	(2,810)	1,344	201,215
	Accounts payable and accrued liabilities	143,616	(31,622)	29,733
	Loans payable (repaid)	14,590	(2,800)	(282,187)
		(11,043,853)	16,604	(815,252)
INVESTING ACTIVITIES
	Pre-development costs	(5,206,915)	(200)	(3,779)
	Acquisition of capital assets	(1,103,025)	-	(42,650)
		(6,309,940)	(200)	(46,429)

FINANCING ACTIVITIES
	Repayment of obligation under capital leases	(45,316)	(5,540)	(4,845)
	Issuance of shares	15,717,808	-	891,558
	Proceed of disposition of marketable securities	1,725,747	-	-
	Proceeds of disposition of capital assets	14,346	-	-
		17,412,585	(5,540)	886,713

INCREASE IN CASH		58,792	10,864	25,032
CASH – beginning		-	47,928	23,772
CASH – ending		58,792	58,792	48,804

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:
	Interest paid	167,374	2,530	3,871
	Income taxes paid	-	-	-

3)	During the period, the Company issued 4,000,000 private placement units to settle $319,164 of debts

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

Note 1

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have be prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2003. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2

GOING CONCERN AND NATURE OF OPERATIONS

Sungold Entertainment Corp. (the “Company”) is incorporated in the Province of British Columbia under the Company Act (British Columbia) (See Subsequent events Note 9), and its principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany.

Note 3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

NOTE 4	PRE-DEVELOPMENT COSTS

a)

Vancouver Racecourse / Richmond Equine Training Centre project

In September 2003, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the Cities of Vancouver and of Richmond, BC and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2004. (See related party transactions note 8 b).

	August 31		Impairment	November 30
	2003	Additions	Write off	2003
	$	$	$	$
Consulting and legal fees	613,799	-	-	613,799
Other direct costs	1,528	-	-	1,528
	615,327	-	-	615,327

b)	HorsepowerTM Software Development project

	August 31		Impairment	November 30
	2003	Additions	Write off	2003
	$	$	$	$
Legal and consulting fees	58,999	-	-	58,999

c)	SafeSpending project

	August 31		Impairment	November 30
	2003	Additions	Write off	2003
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	25,416	200	-	25,616
	87,716	200	-	87,916

	August 31		Impairment	November 30
	2003	Additions	Write off	2003
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	762,042	200	-	762,242

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

Note 5	CAPITAL ASSETS

		November 30		August 31
		2003		2003
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Internet software – HorsepowerTM	761,104	312,992	448,112	471,697
Computer equipment	266,340	187,142	79,198	85,619
Computers under capital leases	54,834	32,834	22,000	23,784
Furniture and fixtures	25,758	3,735	22,023	23,182

	1,108,036	536,703	571,333	604,282

Note 6

OBLIGATION UNDER CAPITAL LEASES

The Company has two lease agreements for computers accounted for as capital leases. Current payments are $1,822 monthly, expiring April 2004 through June 2004. The following is a schedule of future lease payments

	November 30	August 31
	2003	2003
	$	$
Total minimum lease payments	12,194	18,252
Less amount representing interest	(481)	(999)
Balance of obligations	11,713	17,253
Less current portion	(11,713)	(17,253)
Non-current portion	-	-

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

Note 7	SHARE CAPITAL

	November 30	August 31
	2003	2003
	$	$
Authorized: (See Subsequent events note 9)
Unlimited common shares without par value
100,000,000 Class “A” preference shares with a
par value of $10 each
100,000,000 Class “B” preference shares with
a par value of $50 each

Issued and outstanding:
87,864,740 common
(August 31, 2003 – 79,871,209 common)	18,893,533	18,574,369

a)	Shares issued during the period:

	Three months ended
	November 30, 2003
	#	$

For debt – private placements	4,000,000	319,164
21 for 20 stock split – Sept 8, 2003	3,993,531	-
	7,993,531	319,164

On September 8, 2003, the Company issued 3,993,531 shares to its existing shareholders with a record date September 1, 2003, pursuant to a 21 for 20 stock split approved by the Board of Directors on July 28, 2003.

CICA handbook section 3500 – Earnings per Share requires the computation of earnings per share is based on the new number of outstanding shares after stock-split and adjusted retroactively for all periods presented to reflect that change.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

Note 7	SHARE CAPITAL (continued)

b)

Stock options and stock based compensation

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are outstanding incentive share purchase options:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised / Expired	Balance Nov 30, 2003	Expiration date
Feb. 16, 2001	US$0.1500	100,000	-	-	100,000	February 16, 2006
Feb. 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	February 28, 2006
Mar. 5, 2001	US$0.0850	79,900	-	-	79,900	March 5, 2006
Aug. 10, 2001	US$0.1200	300,000	-	-	300,000	August 10, 2006
Oct. 22, 2001	US$0.1000	100,000	-	-	100,000	October 22, 2006
Oct. 23, 2001	US$0.1200	100,000	-	-	100,000	October 23, 2006
Dec. 20, 2001	US$0.0900	100,000	-	-	100,000	December 20, 2006
Jan. 4, 2002	US$0.0800	802,764	-	-	802,764	January 4, 2007
Jan. 24, 2002	US$0.0725	400,000	-	-	400,000	January 24, 2007
May 17, 2002	US$0.0200	272,000	-	-	272,000	May 17, 2007
Oct. 11, 2002	US$0.1500	200,000	-	-	200,000	October 11, 2007
Oct. 16, 2002	US$0.1500	300,000	-	-	300,000	October 16, 2007
Jan. 23, 2003	US$0.1100	136,000	-	-	136,000	January 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28, 2003	US$0.0500	150,000	-	-	150,000	May 28, 2008

		4,154,664	-	-	4,154,664

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

Note 7	SHARE CAPITAL (continued)

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised	Expired	Balance Nov 30, 2003	Expiration date
Oct.12, 2000	US$0.200	319,000	-	-	319,000	-	October 12, 2003
Sep.7, 2001	US$0.200	1,000,000	-	-	-	1,000,000	September 7, 2004
Oct.24, 2001	US$0.150	420,000	-	-	-	420,000	October 24, 2004
Nov.4, 2001	US$0.150	1,000,000	-	-	-	1,000,000	November 4, 2004
Dec.14, 2001	US$0.060	2,333,334	-	-	-	2,333,334	December 14, 2004
Jan.7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	January 7, 2005
Jan.30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
Mar.1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
Mar.26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
Apr. 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
Jul. 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
Jul. 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
Aug. 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
Jul. 23, 2002	US$0.080	1,500,000	-	-	-	1,500,000	July 23, 2005
Sep. 27, 2002	US$0.080	3,000,000	-	-	-	3,000,000	September 27, 2005
Nov. 1, 2002	US$0.070	3,000,000	-	-	-	3,000,000	November 1, 2005
Jan. 24, 2003	US$0.100	2,000,000	-	-	-	2,000,000	January 24, 2006
Mar. 26, 2003	US$0.050	3,000,000	-	-	-	3,000,000	March 26, 2006
Apr. 10, 2003	US$0.040	3,750,000	-	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	3,000,000	-	-	-	3,000,000	May 16, 2006
Jun. 11, 2003	US$0.030	3,000,000	-	-	-	3,000,000	June 11, 2006
Jul. 7, 2003	US$0.031	2,500,000	-	-	-	2,500,000	July 7, 2006
Aug. 21, 2003	US$0.075	1,000,000	-	-	-	1,000,000	August 21, 2006
Sept. 5, 2006	US$0.060	-	2,000,000	-	-	2,000,000	September 5, 2006
Oct. 31, 2006	US$0.060	-	2,000,000	-	-	2,000,000	October 31, 2006

		39,672,334	4,000,000	-	319,000	43,353,334

Note 8	RELATED PARTY TRANSACTIONS

	a)	Loans payable of $14,590 (US$11,231) [August 31, 2003 - $17,390 (US$12,250)] are from a director and officer of the Company’s subsidiary.

	b)	The Company has an intention agreement with a company with a common director, for its Richmond/Vancouver Horseracing project. (See Pre-development Costs Note 4 a).

	c)	During the period management fees of $73,044 [August 31, 2003 - $286,603] were paid to the directors and officers.

	d)	During the period consulting fees of $51,068 [August 31, 2003 - $168,730] were paid to the directors or companies with common directors.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

Note 9

SUBSEQUENT EVENT

On December 12, 2003, the Company changed its name to Sungold International Holdings Corp. and continued under the Canada Business Corporate Act from the British Columbia Company Act. In connection with the Company’s name change and continuation the Company changed its trading symbol from “SGGNF” to “SGIHF” on the OTC Bulletin Board.

100,000,000 Class “A” Preference shares with a par value of $10 each were amended to be without par value.
100,000,000 Class “B” Preference shares with a par value of $50 each were amended to be without par value.

Note 10	COMPARATIVE FIGURES The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current period.